SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.           )*

Cinemark Holdings, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
17243V102
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	17243V102	13G

1	NAME OF REPORTING PERSONS: Syufy Enterprises, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	California

	5	SOLE VOTING POWER

NUMBER OF		8,172,096

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,172,096

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,172,096

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	7.5%

12	TYPE OF REPORTING PERSON*

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

Item 1(a)	Name of Issuer: Cinemark Holdings, Inc.

Item 1(b)	Address of issuer’s principal executive offices.

3900 Dallas Parkway, Suite 500 Plano, Texas 75093

Item 2(a)	Name of Person Filing.

Syufy Enterprises, LP

Item 2(b)	Address or Principal Business Office.

150 Pelican Way San Rafael, CA 94901

Item 2(c)	Citizenship or Place of Organization.

California

Item 2(d)	Title of Class of Securities.

Common Stock, par value $.001 per share.

Item 2(e)	CUSIP No.

17243V102

Item 3	Not Applicable

Item 4	Ownership.

(a) Amount Beneficially Owned: 8,172,096

(b) Percent of Class

(i) 7.5%

This percentage is determined by dividing the number of shares of common stock beneficially owned by the reporting person by 108,434,877, the number of shares of common stock issued and outstanding as of October 31, 2008, as provided by Cinemark Holdings, Inc. in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission for the quarterly period ended September 30, 2008 (filed on November 10, 2008).

(c) No. of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 8,172,096

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 8,172,096

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of 5 Percent or Less of a Class.

Not Applicable

Item 6	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable

Item 7	Identification and Classification of the Subsidiary.

Not Applicable

Item 8	Identification and Classification of Members of the Group.

Not Applicable

Item 9	Notice of Dissolution of a Group.

Not Applicable

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 16, 2009

By:	/s/ Raymond W. Syufy
Raymond W. Syufy
CEO, Syufy Enterprises, LP